

11016459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 28 2011
WASH. D.C. SECTION

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SEC FILE NUMBER
8- 65337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING _____12/31/10_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

 Maxim Group LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
99 Sunnyside Boulevard Extension

	(No. and Street)	
Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____Timothy G. Murphy_____ (212) 895-3863_____
                                                          (Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

      Wagner & Zwerman LLP
                    (Name-if individual state last, first, middle name)

450 Wireless Boulevard	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

2\16

Oath or Affirmation

I, _____Timothy G. Murphy_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Maxim Group LLC_____ as of _____December 31, 2010_____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Chief Financial Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Changes in Financial Condition.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
X	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAXIM GROUP LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2010

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2010

<u>**FINANCIAL STATEMENTS**</u>

<u>**SUPPLEMENTARY INFORMATION**</u>

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2010, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxim Group LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 22, 2011

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash and cash equivalents		$ 5,984,768
Deposit with clearing broker		500,000
Receivable from broker-dealers and clearing organizations		3,868,495
Securities owned, at market value		21,826,221
Employee forgivable loans		1,281,013
Prepaid expenses		596,226
Goodwill		2,946,806
Security deposits and other assets		3,034,035
Furniture and office equipment	$ 246,029	
Leasehold improvements	630,467	
Less accumulated depreciation	(372,269)	
Total property and equipment		504,227
Total assets		$ 40,541,791

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 17,613,517
Accounts payable, accrued expenses, and other liabilities	5,494,210
	23,107,727
Members' equity	17,434,064
Total liabilities and members' equity	$ 40,541,791

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue	
Commissions	$ 41,880,642
Principal transactions	22,858,295
Investment banking and underwriting	12,440,753
Interest and dividends	540,574
Service fees	2,002,402
Floor brokerage	1,796,321
Other income	1,273,335
	82,792,322
Expenses	
Employee compensation and benefits	61,308,651
Floor brokerage, exchange and clearance fees	3,220,590
Communications and data processing	4,469,240
Occupancy	3,337,344
Management fees - related parties	1,200,000
Other expenses	7,258,980
	80,794,805
Net income before income taxes	1,997,517
Provision for income taxes	314,505
Net income	$ 1,683,012

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	TOTAL EQUITY	MAXIM PARTNERS LLC	MJR HOLDINGS, INC.
Balance, 1/1/10	$ 19,197,493	$ 19,044,998	$ 152,495
Capital contributions	900,000	900,000	-
Net income	1,683,012	1,548,371	134,641
Distributions	(4,346,441)	(3,998,615)	(347,826)
Balance, 12/31/10	$ 17,434,064	$ 17,494,754	$ (60,690)

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 1,683,012
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	137,732
(Increase) decrease in operating assets:	
Receivable from broker-dealers and clearing organizations	1,677,661
Prepaid expenses	(223,339)
Securities owned	(7,874,439)
Employee forgivable loans, security deposits, and other assets	(1,629,597)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses and other liabilities	136,835
Securities sold, not yet purchased	7,013,791
Net cash provided by operating activities	921,656

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions	900,000
(Distributions) to members	(4,346,441)
Net cash (used in) financing activities	(3,446,441)
Net (decrease) in cash and cash equivalents	(2,524,785)
Beginning cash and cash equivalents	8,509,553
Ending cash and cash equivalents	$ 5,984,768

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest paid	$ -
Taxes paid	$ 310,713

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions through a securities clearing broker-dealer. The Company's main office is located in Woodbury, New York, and other offices are maintained in New York City, New York and Red Bank, New Jersey. The Company conducts business in all fifty states, Puerto Rico, and Washington, D.C.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. The Company has approximately one hundred and seven non-equity members, as discussed in Note 10. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code and applicable state laws to be taxed as a partnership. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the statement of income.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment is depreciated using the straight line method over their estimated useful lives.

VARIABLE INTEREST ENTITIES

The Company accounts for variable interest entities as required by the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 810, *Consolidation of Variable Interest Entities (VIE)*. A variable interest entity is a legal entity, other than an individual, used for business purposes that either (a) has equity investors that do not provide sufficient financial resources for the entity to support its activities, or (b) has equity investors that lack certain characteristics of controlling interest.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

VARIABLE INTEREST ENTITIES

Prior to this requirement, consolidation was generally only required for companies holding a majority voting interest. This Standard changes that by requiring a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities, or is entitled to receive a majority of the entity's residual returns or both. This Standard also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest.

Management has tested for potential variable interest entities and has determined that none of its related or non-related entities qualify as requiring consolidation or additional disclosure.

INTANGIBLE ASSETS AND AMORTIZATION

FASB ASC 350, *Goodwill and Other Intangible Assets,* provides that Goodwill and indefinite lived intangible assets should be reviewed annually for impairment or more frequently if events or circumstances indicate an impairment may be present. Intangible assets with definite lives should be amortized over such lives. The Company tests for impairment by comparing the carrying value with the fair value of each reporting unit. An impairment loss is recorded for the excess of the carrying value over the fair value of goodwill and indefinite lived intangible assets.

INTANGIBLE ASSETS WITH INDEFINITE LIVES

GOODWILL

Goodwill was and will continue to be reviewed annually for impairment. No impairment charge for goodwill was recorded for the year ended December 31, 2010.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INVESTMENT BANKING AND UNDERWRITING INCOME

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking revenues are earned when the Company serves as the lead underwriter in the offering. Underwriting revenues are earned when the Company serves as an underwriter on an offering and another firm is the lead. Investment banking management fees, sales concessions, and underwriting fees are all recorded on the trade date, or at the time the income is reasonably determinable.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the Company uses.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

CONTINUED

NOTE 3: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Federal Deposit Insurance Corporation (FDIC) introduced the Transaction Account Guarantee Program, which fully guarantees all noninterest-bearing accounts held at participating financial institutions. Effective January 1, 2010, one of the financial institutions used by the Company has terminated their participation in this program, while the others are scheduled to terminate the program December 31, 2012. Any accounts not covered by this program, including savings accounts, are insured up to $250,000 per institution by the FDIC general deposit insurance rules. Amounts in excess of FDIC limits at December 31, 2010 were $3,707,917.

NOTE 4: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, every month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance becomes immediately payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest. The un-forgiven balance at December 31, 2010 was $1,281,013.

NOTE 5: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010, consist of the following:

	RECEIVABLE	PAYABLE
Receivable from clearing organizations	$ 2,905,226	$ 0
Fees and commissions receivable	963,269	0
	$ 3,868,495	$ 0

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

CONTINUED

NOTE 6: FAIR VALUE

FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly, and include the following:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 6: FAIR VALUE – (Continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Short Term Investments, Equities and U.S. Government Obligations: Valued at the closing price reported in the active market in which the individual securities are traded.

Corporate Bonds: Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 6: FAIR VALUE – (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Fair Value Measurements on a Recurring Basis
As of December 31, 2010

ASSETS

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government and agency	$ 349,909	$ 0	$ 0	$ 349,909
State and municipal obligations	442,184	0	0	442,184
Corporate bonds, debentures, and notes	16,417,750	0	0	16,417,750
Corporate stocks	4,595,503	0	0	4,595,503
Options and warrants	20,875	0	0	20,875
Totals	$21,826,221	$ 0	$ 0	$21,826,221

LIABILITIES

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
U.S. government and agency	$ 284,927	$ 0	$ 0	$ 284,927
Corporate bonds, debentures, and notes	13,871,901	0	0	13,871,901
Corporate stocks	3,430,759	0	0	3,430,759
Options and warrants	25,930	0	0	25,930
Totals	$17,613,517	$ 0	$ 0	$17,613,517

NOTE 7: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2010 the Company's net capital of $4,828,970 was in excess of its minimum required net capital by $3,828,970.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

CONTINUED

NOTE 8: OPERATING LEASES WITH NON-RELATED PARTIES

The Company sub-leased a portion of its New York City office from Maxim Partners LLC, a related entity (see Note 9). Commencing September 1, 2010 the Company is no longer sub-leasing the space, and is leasing the space directly from the landlord. The new lease terminates on June 30, 2021. The monthly payments are $122,118 per month, plus any escalations as outlined in the agreement.

The Company sub-leases a portion of its New York City office from Wells Fargo Advisors, LLC (formerly Wachovia Securities, LLC), pursuant to a sub-lease agreement that terminates on June 29, 2015. The current monthly rent payments are $47,870, plus any required escalations. The Company negotiated a lease directly with the landlord to commence upon termination of the sub-lease arrangement. The new monthly payments will be $50,135, plus any required escalations. This new lease terminates in June 2021.

A Letter of Credit in the amount $862,269, was required by the landlord for the New York City operating leases detailed above, and is included in security deposits and other assets on the statement of financial condition as of December 31, 2010.

The Company is amortizing this lease on a straight line basis, over the life of the lease. As of December 31, 2010, the Company had a balance in prepaid rent of $50,717.

In addition, pursuant to various equipment and office leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

The approximate minimum lease payments for these leases are as follows:

YEARS ENDED	AMOUNTS
12/31/11	$ 3,559,090
12/31/12	1,664,600
12/31/13	1,806,258
12/31/14	2,089,264
12/31/15	1,895,465
Years thereafter	11,860,906
TOTAL	$ 22,875,583

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

CONTINUED

NOTE 9: OPERATING LEASES WITH RELATED PARTIES

NEW YORK CITY OFFICE OPERATING LEASE

The Company sub-leased a portion of its New York City office from Maxim Partners LLC, a related entity. By mutual agreement, the lease was terminated on August 29, 2010 in advance of the lease expiration date of January 31, 2011. The monthly payments, which the Company paid directly to the original sub-lessor, were $140,474, plus any escalations required by the original lease between Maxim Partners LLC and the sub-lessor. The Company signed a new agreement directly with the landlord, commencing September 1, 2010, to lease this same office space. The details of this agreement are outlined in Note 8.

WOODBURY OFFICE OPERATING LEASE

The Company sub-leases its Woodbury office from Maxim Partners LLC, a related entity, pursuant to a lease agreement expiring on February 28, 2013. The monthly payments, which the Company pays directly to the original lessor, are $29,806, plus any escalations required by the original lease between Maxim Partners LLC and the lessor.

The approximate minimum lease payments for these leases are as follows:

YEARS ENDED	AMOUNTS
12/31/11	$ 362,521
12/31/12	367,376
12/31/13	92,148
TOTAL	$ 822,045

Of the total expenses relating to the above, Maxim Partners LLC was paid $-0- and non-related parties were paid $1,830,178 for the year. These amounts are included in expenses in the statement of income.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

CONTINUED

NOTE 10: OTHER RELATED PARTY TRANSACTIONS

COMPENSATION TO MEMBERS

Included in Employee Compensation and Benefits in the statement of income are guaranteed payments to various individuals who are non-equity members of the Company. Some of these non-equity members are also owners of Maxim Partners LLC, MJR Holdings, Inc. and MJR Holdings LLC, related companies. Total guaranteed payments for the year ended December 31, 2010 were $30,752,840.

MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings LLC for the year ended December 31, 2010 was $600,000.

MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings, Inc. for the year ended December 31, 2010 was $600,000.

MAXIM FINANCIAL ADVISORS LLC

The Company entered into a fee payment agreement with Maxim Financial Advisors LLC, a related entity through common ownership. Maxim Financial Advisors LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Financial Advisors LLC, who are also registered representatives of the Company. The total fee income from Maxim Financial Advisors LLC for the year ended December 31, 2010 was $185,846.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 10: OTHER RELATED PARTY TRANSACTIONS– (Continued)

OFFICERS' LOANS RECEIVABLE

The Company advances or is advanced loans at various times during the year to, or from, officers of the Company. These loans are informal and bear interest at the bank's prime rate, which was 3.25% at December 31, 2010. The balance on these loans was $1,706,370 at December 31, 2010, and includes interest of $74,421. These amounts are included in security deposits and other assets on the statement of financial position.

NOTE 11: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ended December 31, 2010 the Company's contribution was $553,720, net of forfeitures.

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company. For the year ending December 31, 2010 the Company's matching contribution was $48,465, net of forfeitures.

NOTE 12: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

Maxim Group LLC is involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, Maxim accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company has not recorded a liability for legal matters as of December 31, 2010.

NOTE 13: SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 22, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying financial statements of Maxim Group LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 22, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 19 through 23 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 22, 2011

MAXIM GROUP LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Credits

Members' equity $17,434,064

Debits

Non-allowable assets

Receivables and employee forgivable loans	$ 2,388,054	
Prepaid expenses	596,226	
Furniture and equipment (net)	504,227	
Goodwill	2,946,806	
Restricted cash - letter of credit	862,269	
Other assets	2,151,527	
		(9,449,109)

Net capital before haircuts on securities positions 7,984,955

Haircuts on securities:

Trading and investment securities:

Exempted securities	25,597	
Debt securities	2,384,896	
Options	9,275	
Other securities	703,601	
Undue concentration	32,616	
		(3,155,985)

Net capital $ 4,828,970

Computation of alternative net capital requirement:

Company does not carry debit items and is not
subject to 2% of aggregate debit items (or $250,000
if greater) as shown in formula for reserve
requirements pursuant to Rule 15c3-3 $ -

Minimum dollar net capital requirement based on
capital requirements for market makers. $ 1,000,000

Net capital requirement $ 1,000,000

Excess net capital $ 3,828,970

There are no material differences between the above computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2010

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Members of
Maxim Group LLC
Woodbury, NY

In planning and performing our audit of the financial statements of Maxim Group LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 22, 2011